EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three Month Periods Ended February 1, 2008 and January 26, 2007

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	February 1, 2008	January 26, 2007

Net Sales	$372,429	$257,244
Gross Margin	120,042	74,569

Net Earnings	$30,984	$12,801

Basic

Weighted Average Number of Shares Outstanding	29,386	25,529

Earnings Per Share – Basic	$1.05	$.50

Diluted

Weighted Average Number of Shares Outstanding	29,386	25,529

Net Shares Assumed to be Issued for Stock Options	425	401

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	29,811	25,930

Earnings Per Share – Diluted	$1.04	$.49